September 21, 2006


By facsimile to (212) 839-5599 and U.S. Mail


Mr. Nathan D. Leight
Chairman
Aldabra Acquisition Corporation
Great Lakes Dredge & Dock Holdings Corp.
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022

Re:	Aldabra Acquisition Corporation
	Great Lakes Dredge & Dock Holdings Corp.
	Registration Statement on Form S-4
	Filed August 24, 2006
	File No. 333-136861
	Current Report on Form 8-K
	Filed June 21, 2006
	File No. 0-51150

Dear Mr. Leight:

	We limited our review of the filings to those issues that we have addressed in our comments. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the actual exchange ratio will not be known when the Aldabra stockholders vote since the exchange ratio will be based on the average closing price of Aldabra common stock for the 10 trading days ending three trading days before the Great Lakes merger`s closing and the amounts of working capital and indebtedness adjustments as of the end of the day before the Great Lakes merger`s closing. Expand the disclosure to include a range of shares of Aldabra common stock that may be issued in the Great Lakes merger based on trading prices and working capital and indebtedness adjustments as of a recent date that you select. Further, make clear that the actual number of shares Aldabra issues may differ from the example since the exact number of shares to be issued in the Great Lakes merger transaction is indeterminable at this time.

2. Disclose the anticipated time delay between the shareholder vote and the determination of the exchange ratio.

Letter to Shareholders

3. Revise the discussion of the technical use of merger subsidiaries to state clearly that:

* Aldabra will acquire the parent of Great Lakes Dredge &
Corporation
or Great Lakes.

* Aldabra will be renamed Great Lakes upon completion of the merger transactions.

Similarly, revise the notice of special meeting of stockholders and the prospectus` outside front cover page.

Prospectus` Outside Front Cover Page

4. Limit the prospectus` outside front cover page to one page.
See
Item 501(b) of Regulation S-K.

Questions and Answers about the Transactions, page 1

5. You repeat information about the special meeting and the merger transactions in the summary section and the questions and answers or
Q&A section. The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the summary and Q&A as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger transactions in the Q&A, and place disclosure of the substantive aspects of the merger transactions in the summary.

6. In the table on page 2, include the trading prices at which the maximum number of shares would be issued.

7. Disclosure at the top of page 3 states that all Aldabra insiders who have purchased IPO shares intend to vote all those shares in favor of the Great Lakes merger and the holding company merger. Quantify the number of IPO shares and the percentage of outstanding shares of common stock that they represent that Aldabra insiders have agreed to vote in favor of the mergers.

8. The second and third Q&As on page 4 discuss conversion rights of
Aldabra`s stockholders. Highlight in the document`s front or forepart that Aldabra stockholders should verify the market price of
Aldabra common stock before exercising conversion rights because they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price. We note the disclosure on page 43.

Summary, page 9

9. A summary term sheet beginning on the first or second page of the
disclosure document provided to stockholders is required by Item
1001
of Regulation M-A. See Item 14(b)(1) of Schedule 14A and instruction
2 to Item 1001 of Regulation M-A. If you intend for the summary section to serve as the summary term sheet, move it forward to begin on the first or second page of the disclosure document.

10. Include a subsection in the summary term sheet section on the projected financial information that Great Lakes` management provided
Aldabra and its financial advisors. Provide us two copies of the projected financial information. We note the disclosures on pages 52-53.

11. Balance the disclosure in this section with a brief description of the risks of engaging in the transaction. Include more detailed disclosure in the subsection discussing the board`s reasons for recommending the merger.

12. Disclose and explain the proposed accounting for the merger in the registration statement`s front or forepart.

Conditions to the Great Lakes Merger, page 18

13. We note that conditions to the Great Lakes merger include receipt by Aldabra and Great Lakes of favorable tax opinions. Further, we note that section 5D of Article 5 in the merger agreement filed as exhibit A stipulates that any condition for a party`s benefit may be waived by that party. Aldabra must:

* File the executed tax opinions before the registration statement`s effectiveness even though the merger transactions are conditioned upon receipt of the favorable tax opinions at closing.

* Undertake to recirculate and resolicit if the conditions for the two favorable tax opinions are waived and the change in tax consequences is material.

Allow us sufficient time to review the two executed tax opinions before requesting acceleration of the registration statement`s effectiveness.

14. We note that the conditions to the Great Lakes merger include receipt by Great Lakes of an opinion of maritime counsel. Advise what consideration you have given to filing the opinion of maritime counsel as an exhibit to the registration statement.

Interests of Great Lakes` and Aldabra`s Directors and Executive
Officers in the Merger, page 21

15. For any interests of directors and executive officers in the merger that are different from or in addition to those of other shareholders` interests, not only describe but also quantify here all the interests for each person individually, including shares to be exchanged for shares of Great Lakes Holdings common stock, cash received in lieu of any fractional share of common stock, cash payments under any employment, retention, severance, or directorship agreements, and any outstanding warrants. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

16. Disclosure states that Messrs. Nathan D. Leight and Jason G. Weiss or family trusts affiliated with them intend to purchase a material number of securities of Aldabra in the open market in the time period between the registration statement`s filing and the mailing of the proxy statement/prospectus to Aldabra stockholders. Discuss the applicability or inapplicability of Regulation M to this statement, including whether the disclosure of this intention may constitute a restricted bid period. As appropriate, continue to update the disclosure to disclose the number of securities purchased.
Further, make clear in the document`s front or forepart that Messrs.
Leight and Weiss will be entitled to vote any shares acquired by them after the IPO as they see fit. We note the disclosure on page 44.

Certain U.S. Federal Income Tax Consequences of the Great Lakes
Merger and the Holding Company Merger,  page 23

17. Delete from the  caption here and on page 81 the word
"Certain"
because the word "Certain" may imply that you have not disclosed all material U.S. federal income tax consequences and that stockholders cannot rely on the disclosure.

18. We note the "Assuming that" language in the second paragraph here and on page 82. Revise to remove any uncertainty about the transactions` tax treatment to stockholders.

Risk Factors, page 25

19. The first paragraph states that "These are not the only risks facing Great Lakes. Other risks not currently known or that we believe are now immaterial may also impair Great Lakes` business." Since you must disclose all risks that you believe are material, delete this language.

20. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that approximately 79% of Great Lakes` dredging revenues for the year ended December 31, 2005 was attributable to contracts with federal agencies or with companies operating under contracts with federal agencies. State the percentage and dollar amount of those revenues during the periods presented in the financial statements.

* The fourth risk factor states that approximately 16% of Great Lakes` dredging revenues over the three years ended December 31, 2005 was from operations conducted abroad. State the percentage and dollar amount of those revenues during the periods presented in the financial statements.

* The fifth risk factor states that a majority of Great Lakes` dredging backlog relates to government contracts. State the percentage and dollar amount of that backlog during the periods presented in the financial statements.

* The tenth risk factor states that capital expenditures and other costs necessary to operate and maintain Great Lakes` vessels tend to increase with the age of the vessel and that market conditions in the future may not justify these expenditures or enable Great Lakes to operate its older vessels profitably during the reminder of their economic lives. Specify the age of Great Lakes` vessels, and indicate the extent of their economic lives.

* The thirteenth risk factor states that "NASDI" benefits from key relationships with general and construction contractors in the Boston market. Explain that "NASDI" is North American Site Developers,
Inc.
Explain also its relationship to Great Lakes. We note the disclosures on pages 99, 112, and F-39.

* The fifteenth risk factor states that Great Lakes may not have employment agreements with some of its key management and technical personnel after the merger. Identify the key management with whom Great Lakes may not have employment agreements after the merger. We note the disclosure on page 16 that all Great Lakes` management team members are stockholders and the disclosures on pages 149-151 and 156-157.

* The twenty-first risk factor states that an investor rights agreement to be entered into as a condition for the completion of the
Great Lakes merger will provide registration rights. Quantify the number of shares covered by the investor rights agreement. We understand that the exact number of shares to be issued in the Great
Lakes merger is not determinable at this time. We note, however, the disclosures on page 160 and elsewhere.

Comparative Per Share Information, page 38

21. Please provide historical per share data for Great Lakes and equivalent pro forma per share data for Aldabra as required by Item
3(f) of Form S-4.

The Merger, page 45

22. In the last paragraph on page 45, clarify the relationship between Mr. Jason G. Weiss and Madison Dearborn and whether any previous contacts were made between the parties.

23. In the first full paragraph on page 46, specify the capacity in which Mr. Nathan D. Leight participated in the review of Great
Lakes
Dredge & Dock Corporation`s public filings with the Commission.

24. In the fourth full paragraph on page 46, disclosure states that under the terms of the agreement Great Lakes` stockholders would receive shares of Aldabra common stock equal to the greater of 27,733,000 shares or $160 million divided by the average trading price of Aldabra shares over the 10 day period ending three trading days before the merger`s effective date, subject to a working capital adjustment and an adjustment based on Great Lakes` actual debt at closing. Clarify whether those terms of the merger consideration differ from the terms of the merger consideration contained in the executed merger agreement. If those terms of the merger consideration differ from the terms of the merger consideration contained in the executed merger agreement, identify and discuss the material differences.

25. In the fifth full paragraph on page 46, identify the representatives of Aldabra and the Great Lakes management team that met on May 18, 2006 in Oak Brook, Illinois.

26. In the first full paragraph on page 47, identify management who reviewed the proposed transaction`s status for Aldabra`s board of directors on June 12, 2006.

Fairness Opinion, page 53

27. Summarize any written or oral presentation by BearingPoint
Capital LLC or BearingPoint Capital to Aldabra`s board of directors or the special committee. We note disclosure on page 47 that BearingPoint Capital:

* Reviewed the proposed transaction`s status for Aldabra`s board of directors on June 12, 2006.

* Delivered on June 12, 2006 to Aldabra`s board of directors its oral opinion, subsequently confirmed in writing, on the Great Lakes merger`s fairness to Aldabra`s stockholders.

28. Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by BearingPoint Capital to Aldabra`s board of directors.

29. Disclosure in the second full paragraph on page 55 states that the summary of BearingPoint Capital`s analyses is not a complete description of the analyses underlying BearingPoint Capital`s opinion. Clarify that the summary includes a complete description of the material analyses underlying BearingPoint Capital`s opinion.

Valuation Overview, page 56

30. Disclosure states that if Great Lakes` "total debt" is above or below $253 million at the Great Lakes merger`s closing, the amount of
Aldabra equity issued will be adjusted. Disclosure in the letter to
Aldabra stockholders and elsewhere states that if Great Lakes` "net indebtedness" is greater or less than $250 million at the Great Lakes merger`s closing, the amount of Aldabra equity issued will be adjusted. Explain the distinction between total debt and net indebtedness, and indicate how you will derive Great Lakes` net indebtedness from Great Lakes` total indebtedness.

31. The statements that the proposed merger consideration of approximately $160 million was "at the low end" of the indicated equity value range and that the enterprise value of $410 million implied by the proposed merger consideration was "at the low end" of the indicated enterprise value range for Great Lakes are imprecise.
Rather, they were "below" the indicated ranges.  Please revise.

Comparable Company Analysis, page 57

32. Confirm, if true, that no companies or transactions were identified that met the selection criteria for the comparable companies analysis or the comparable transactions analysis were excluded from these analyses.

33. Absent additional disclosure, it is unclear how BearingPoint
Capital applied the analyses presented in the tables on page 58 to obtain the valuation ranges for the comparable company analysis presented in the table on page 56. Please revise.

Comparable Transactions Analysis, page 59

34. Absent additional disclosure, it is unclear how BearingPoint
Capital applied the analyses presented in the tables on page 60 to obtain the valuation ranges for the transactions analysis presented in the table on page 56. Please revise.

80% Test, page 60

35. Absent additional disclosure, it is unclear what estimated amount of Aldabra`s net assets and what Great Lakes` indicated range of fair market value were used by BearingPoint Capital for purposes of the 80% test. Please revise.

BearingPoint Capital Opinion, page 60

36. Disclose whether the financial advisor will be paid any fee upon completion of the transaction.

Interests of Certain Persons in the Merger, page 61

37. Include the value of the holdings of the Aldabra directors and officers upon completion of the transaction based on the high and low ends of the value range.

Common Stock, page 84

38. Clarify whether common stockholders have cumulative voting rights.

Comparison of Stockholders Rights, page 91

39. Remove the statement in this section`s first paragraph that the
summary is qualified by reference to the DGCL and the governing corporate documents of Aldabra and Great Lakes Holdings. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary
of a document filed as an exhibit is required by the form.   See
Rule
411(a) of Regulation C under the Securities Act.

Employees, page 108

40. Continue to update the disclosure on negotiations for contracts expiring in September 2006. State the expiration dates of the three other primary contracts.

Properties, page 110

41. State the term of NASDI`s lease for its primary office facility.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 112

42. For any credit facility or other financial instrument that requires Great Lakes or a subsidiary to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are, and quantify what the company`s ratios are as of the most recent date practicable. We note the disclosures in the ninth risk factor on pages 27-28 and elsewhere.

Market Outlook, page 124

43. As appropriate, continue to update the disclosure of the Water Resources Development Act legislation in the third full paragraph on page 125.

Liquidity and Capital Resources, Prospective, page 127

44. Generally, liquidity should be discussed on both a long term and a short term basis. See instruction 5 to Item 303(a) of Regulation
S-K, and revise.

Beneficial Ownership, page 136

45. For beneficial owners such as Sapling, LLC and Fir Tree
Recovery
Master Fund, L.P. that are not natural persons, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owners. We note the disclosure in footnote (4) for Amaranth LLC.

Unaudited Pro Forma Condensed Consolidated Balance Sheet and
Statements of Operations, page 138

46. Please revise your pro forma statements of operations to include
Great Lakes` historical earnings per share and weighted average number of shares, as adjusted for the merger. Since it appears to us that the current registration statement is essentially Great Lakes` initial equity offering, historical per share disclosures are also required in selected historical financial information and the historical financial statements. Additionally, it appears that the
Great Lakes historical columns in the pro forma financial statements should reflect the redeemable preferred stock dividends that were recorded during the periods presented along with appropriate pro forma adjustments.

47. Please explain the nature of the deferred trust income liability recorded by Aldabra, including the circumstances under which this liability would be required to be paid. It is not clear to us why the payment of this liability is not reflected as a reduction of cash in note (a) under the minimum approval column. Please clarify or revise.

48. Please explain the specific nature of the expenses recorded by Aldabra during the periods presented. Please clarify how you determined that none of these expenses will carryover to Great
Lakes.

49. We note that Aldabra issued warrants in connection with an IPO.
Please summarize the material terms of the warrants. Please provide us an analysis of how Aldabra determined that the warrants are appropriately included in equity at each balance sheet date based on the provisions of EITF 00-19.

50. We note that Great Lakes disclosed and discussed certain contingencies in the notes to its historical financial statements, including contingencies related to personal injury lawsuits and Hurricane Katrina. To the extent that you believe it is reasonably possible that a contingency could have a material impact on your financial statements, we believe additional disclosures are necessary. Refer to SFAS 5 and SAB Topic 5:Y.

Directors and Executive Officers of Great Lakes Holdings, page 149

51. In the biographical paragraphs of Messrs. Thomas S. Souleles and
Douglas C. Grissom, describe briefly their business experience during the past five years. See Item 401(1)(e)(1) of Regulation S-K.

Corporate Governance and Nominating Committee, page 155

52. If known, identify the committee`s members. We note the disclosures of members for the audit and executive compensation committees.

Legal Matters, page 163

53. Provide counsel`s address. See paragraph 23 of Schedule A to the
Securities Act.

Report of Independent Registered Public Accounting Firm, page F-32

54. Please request that your auditors explain to us why their report does not refer to their reliance on the report of another auditor in all three paragraphs of their report pursuant to SAS/AU 543 or have them revise their report. In addition, please request that your auditors indicate the city and state where their report was issued as required by Rule 2-02(a) of Regulation S-X.

Exhibit Index

55. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.
This exhibit index and Item 21 are not synonymous.

Exhibits

56. File a form of proxy as an exhibit to the registration statement.
See Rule 14a-6(a) of Regulation 14A under the Exchange Act. See also
Rule 14a-4 of Regulation 14A under the Exchange Act.

57. We note that you intend to file by amendment the legality opinions. Allow us sufficient time to review the opinions before requesting acceleration of the registration statement`s effectiveness.

Exhibit 23.2

58. The independent public accountant must consent also to the reference to him in the registration statement. Please revise.

Other

59. We note that Aldabra used Form 10-QSB to file quarterly reports for the quarters ending March 31, 2006 and June 30, 2006 and an amendment to the quarterly report for the quarter ending June 30, 2006. Since Aldabra`s public float exceeded the public float limit of $25 million at the end of two consecutive years, Aldabra is not considered a small business issuer and is ineligible to use a form specified by Regulation S-B under the Securities Act. See Item 10(a)(2)(iii) of Regulation S-B, and revise in future filings.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Aldabra and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Aldabra acknowledging that:

* Aldabra is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Aldabra may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Aldabra provides us in our review of the filings or in response to our comments on the filings.

      You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Jack I. Kantrowitz, Esq.
	Sidley Austin LLP
	787 7th Avenue
	New York, NY 10019

	Carol Anne Huff, Esq.
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, IL 60601



Mr. Nathan D. Leight
September 21, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE